Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

The following is an English translation of an joint press release published in Italian by Cell Therapeutics, Inc. and Novuspharma S.p.A. on December 31, 2003 in Italy.

Merger of Novuspharma S.p.A. in Cell Therapeutics, Inc.

Notice is hereby given to the Shareholders that, in execution of the resolutions adopted on October 23, 2003 by Cell Therapeutics, Inc. (“CTI”) and Novuspharma S.p.A.’s (“Novuspharma”) shareholder meetings, the deed of merger of Novuspharma into CTI (the “Merger”) has been entered into and, on December 30, 2003, registered with the Register of Enterprises in Milan and that the Merger shall be effective from January 1, 2004.

By resolution n. 3187 issued on December 10, 2003, Borsa Italiana S.p.A. has authorised the admission of CTI’s shares of common stock to trading on the Nuovo Mercato and, by resolution adopted on December 30, 2003, has stated that such trading shall start from January 2, 2004; CONSOB has issued the nulla-osta to the publication of the Listing Prospectus on December 17, 2003 and, therefore, on December 22, 2003 the Listing Prospectus has been filed with CONSOB itself and made available to the public.

Starting from January 2, 2004 Novuspharma shares will be delisted and CTI, being the resulting company, shall carry out the share exchange activities, pursuant to the following:

no. 2,45 CTI shares (CUSIP code US1509341079), with rights equal to those of the CTI shares which are already outstanding, each against no. 1 owned Novuspharma share having a nominal value of Euro 1 (ISIN Code IT0001482444), coupon 1 and following. No cash adjustment is foreseen.

For the purposes of the above shares exchange, CTI will issue n. 15,629,138 new shares of common stock with no nominal value. As of December 26, 2003, CTI’s authorised share capital was represented by n. 110,000,000 shares with no nominal value, of which n. 34,009,756 shares of common stock were outstanding. Assuming that the number of outstanding shares will remain the same after December 26, 2003, following the execution of the Merger the number of CTI’s outstanding shares of common stock with no nominal value will be equal to 49,638,894, while there will be no special shares outstanding.

The share exchange activities will take place at Monte Titoli S.p.A. In accordance with the allotment modalities of CTI shares and for the purpose of ensuring entire exchange ratio to Novuspharma shareholders, Mediobanca S.p.A., a duly empowered intermediary, shall negotiate the fractional shares deriving from the conversion of Novuspharma shares, without additional expenses, stamp duties and commissions, at a price equal to the listing of CTI shares on January 2, 2004, first trading date of such shares on the Nuovo Mercato, organised and managed by Borsa Italiana S.p.A.

The reimbursement, equal to Euro 21,69 for each Novuspharma share which has been withdrawn, will be paid through the authorised intermediaries indicated by each interested shareholder.

Moreover, following the execution of the Merger, on January 1, 2004 the shareholder agreements entered into on June 16, 2003 between CTI and, respectively, Novuspharma shareholders, Novuspharma Invest NV, 3i Group plc, HBM BioVentures (Cayman) Ltd., Alberto Bernareggi, Max Brauchli, Maria Gabriella Camboni, Gabriella Pezzoni, Ennio Cavalletti, Silvano Spinelli, Michele Garufi, Cesare Parachini and Erich Platzer, as per extract published on “Italia Oggi” on June 26, 2003, will be terminated.

Sponsor and specialist: Mediobanca S.p.A.

December 31, 2003

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about the proposed CTI/Novuspharma merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the proposed merger and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) has filed a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Security holders may obtain a free copy of the proxy statement/prospects and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.